

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 30, 2008

Mr. Michael A. Latham
Chief Financial Officer
iShares Silver Trust
45 Fremont Street
San Francisco, California 94105

> **Re:  iShares Silver Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 1-32863**

Dear Mr. Latham:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

Income Statements, page F-5

1.   We note you present as revenues gains or losses on silver distributed for the redemption of shares.  We understand from your disclosure in Note 1 that trust shares are issued and redeemed continuously in aggregations of 50,000 shares in

exchange for silver rather than cash, and when silver is exchanged in settlement of a redemption, it is considered a sale of silver for financial statement purposes. Please identify the authoritative literature that you have relied upon with this presentation, and explain why you believe the guidance in paragraph 28 of APB 9 does not apply, if that is your view.

Statements of Cash Flows, page F-7

2.      We note that you are adding or subtracting amounts from net income in your reconciliation to net cash provided by operating activities that appear to be cash amounts already included in your net income or loss, such as 'proceeds from the sale of silver to pay expenses' and a portion of expenses incurred on the line item 'gain (loss) on sales of silver to pay expenses.' Please submit the reconciliation that you would need to present to comply with the guidance in paragraphs 28 and 29 of SFAS 95.

Note 1 – Organization and Significant Accounting Policies, page F-8

3.      We note your disclosure stating, "The accompanying unaudited financial statements were prepared in accordance with accounting principles generally accepted in the United States of America." Please tell us why you are referring to your financial statements as "unaudited," given that you include an audit report on pages F-2 and F-3.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,


Karl Hiller
Branch Chief